EXHIBIT 99.1

Luminosity Gaming Kicks Off 2024 with Luminosity Makes BIG Moves New York

The Super Smash Bros. Tournament is the Largest Northeast Supermajor Smash Event and Will Take Place on January 5-7, 2024

LOS ANGELES, Jan. 04, 2024 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) announced Luminosity Gaming, the Company’s esports brand and one of the largest gaming and esports organizations in the world, in partnership with Even Matchup Gaming, will kickoff 2024 with the first major Super Smash Bros tournament of the year: Luminosity Makes BIG Moves New York.

Back in New York City for the fifth time, Luminosity Makes BIG Moves welcomes players from all over the world and will host the top 10 ranked North America players for Super Smash Bros. Ultimate, including MkLeo, Tweek, Sonix, and Maister, all of whom will compete under the Luminosity Gaming banner.

“Luminosity remains committed to bolstering the Smash community. As we aim to push the boundaries of Smash, these tournaments promise to deliver exciting competitions that resonate with fans,” said Alex Gonzalez, Head of Luminosity at Enthusiast Gaming.

The three-day event at the New Yorker Hotel will be co-hosted by Luminosity creator and streamer Coney on a special Twitch co-stream of “Coney’s Corner”, where Coney will commentate live on the tournament and create a casual environment for players to join him to discuss the tournament and event between matches. Fans can follow all the official tournament action live on Luminosity Gaming's Twitch channel.

Luminosity Makes Moves’ last event was in October with Luminosity Make Moves Miami and will debut the inaugural Luminosity Make Moves Toronto this September in Canada, solidifying Luminosity’s footprint in the Super Smash Bros. community. The success of the Luminosity Smash YouTube channel, featuring top content creators and Smash events, is a testament to the community's enthusiasm and Luminosity's commitment to delivering exceptional gaming experiences.

“Luminosity is on a mission to elevate the esports landscape and captivate fan audiences through the exhilarating Luminosity Make Moves live events,” said Nick Brien, CEO of Enthusiast Gaming. “The symbiotic relationship between content creation and live events stands out as a cornerstone in our strategy to broaden our fandom, seamlessly connecting online engagement with the electrifying experience of in-person tournaments.”

For more information about Luminosity Makes BIG Moves New York, visit the event website at Start.gg and tune into the broadcast on Luminosity’s Twitch channel.

Contacts
Enthusiast Gaming – Felicia DellaFortuna, CFO
Investor Relations: FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com
Media Contact: press@enthusiastgaming.com

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans, and details pertaining to future live events, including the timing and attendees thereof.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.